SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 3 )

Florida Public Utilities Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
341135101
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 341135101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Montana

	7	SOLE VOTING POWER

NUMBER OF		411,848*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		411,848*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

411,848*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Shares are held by Energy West, Incorporated, a wholly-owned subsidiary of Energy, Inc.

CUSIP No. 341135101	Page 3 of 5 Pages
Introduction.
     This Amendment No. 3 to Schedule 13D is filed by Energy, Inc., a Montana corporation, relating to shares of common stock, par value $1.50 per share (the “Shares”), of Florida Public Utilities Company, a Florida corporation (“FPU”).
Item 2. Identity and Background.
     Item 2(a) is amended and supplemented as follows:
     (a) This Amendment No. 3 to Schedule 13D is filed by Energy, Inc., a Montana corporation (“Energy, Inc.”). Energy, Inc. is the successor to Energy West, Incorporated which is now a subsidiary of Energy, Inc.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by Energy, Inc. were acquired for the aggregate purchase price of approximately $178,520 (excluding commissions) with working capital of Energy, Inc.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On August 14, 2009, Energy, Inc. sent a letter to FPU expressing its disappointment with the proposed merger between FPU and Chesapeake Utilities Corporation. Energy, Inc. believes that FPU failed to get the best price for shareholders in the proposed merger and that FPU’s board of directors and executive officers breached their fiduciary duties to its shareholders by engaging in self-dealing in connection with the proposed merger. The letter is attached as Exhibit 7.1.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) and (c) is amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by FPU, there are 6,140,592 Shares outstanding.
     Energy, Inc. beneficially owns 411,848 Shares, or 6.7% of the outstanding Shares. As Chairman and Chief Executive Officer of Energy, Inc., Richard M. Osborne may be deemed to beneficially own the Shares owned by Energy, Inc. Mr. Osborne disclaims beneficial ownership of the Shares owned by Energy, Inc.

CUSIP No. 341135101	Page 4 of 5 Pages
     (c) During the past 60 days, Energy, Inc. has purchased 13,945 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
6/15/2009	2,000	$12.95
6/15/2009	2,000	$12.80
6/15/2009	6,141	$12.69
6/17/2009	312	$12.56
6/17/2009	1,362	$12.85
6/18/2009	130	$12.85
8/6/2009	2,000	$13.00
     Energy Inc. also acquired 3,381 Shares on July 1, 2009 through FPU’s dividend reinvestment plan.
Item 7. Material to be Filed as Exhibits.
7.1	Letter to Florida Public Utilities dated August 14, 2009

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 21, 2009

Energy, Inc.
/s/ Kevin J. Degenstein
Kevin J. Degenstein
President and Chief Operating Officer

Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to Florida Public Utilities dated August 14, 2009